

August 15, 2014

<u>Via E-mail</u>
Jason Altieri
General Counsel
LendingClub Corporation
71 Stevenson St.
Suite 300
San Francisco, CA 94105

> **Re: LendingClub Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 23, 2014**
> **File No. 333-196371**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-54752**

Dear Mr. Altieri:

We have reviewed your amended registration statement and response letter dated July 23, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>About the Loan Platform</u>

<u>Standard Program: Credit Criteria and Underwriting, page 30</u>

1. We note your response to comment 5 of our letter dated June 26, 2014. Please expand your analysis as to why "the elements of the model, their weighting and the model's sophistication and complexity would not provide information that a reasonable investor would need in making an investment decision." Your response should focus solely on

why the information is not material to investors rather than on the risk of competitive harm to the company.

Business Growth and Strategy, page 80

2. We note that you have started a pilot program "focused on loans to small businesses with loan amounts between $15,000 to $100,000, fixed interest rates and maturities between one and five years." Please include more detail with regard to this pilot program including:
    a. how these Notes are distinguished on your platform from Notes corresponding to individual borrowers;
    b. whether these Notes are available to all investors (retail investors, Institutional Investors, and Accredited Investors);
    c. how you evaluate risk and assign a Grade to these Notes;
    d. what information do investors receive regarding the businesses—please provide an example of a loan listing;
    e. whether these Notes have been included on the 424s you have filed since March; and
    f. whether you intend to provide separate data with regard to business default rates and returns for these Notes.

3. In addition, please provide your analysis as to why these small businesses are not co-issuers as contemplated by Rule 140 of the Securities Act of 1933.

Custom Program Loans, page 81

4. We note your response to comment 6 of our letter dated June 26, 2014. Please describe how the Custom Program Loans are allocated to investors, including how the investors are solicited and how the loans are distributed.

5. We note your response to comment 9 of our letter dated June 26, 2014. Please provide more information regarding timing, specifically, when investors who purchase whole loans enter into the standard purchase agreements.

6. We note your response to comment 10 of our letter dated June 26, 2014. Please expand your analysis as to why you are not required to integrate the private issuances into the public offering of the notes pursuant to Release No. 33-8828. In particular, the Release instructs companies and counsel to analyze whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement by considering how investors became interested in the private offering and how the investors were solicited.

7. In your response to comment 10 of our letter dated June 26, 2014, you state that the Certificates are not disclosed on the company's website and are only made available to accredited investors or qualified purchasers. Please explain this statement in light of your

disclosure in response to comment 11 of our letter dated June 26, 2014 that all standard program loans are available to all investors. In your response, please explain the interaction with the company, the notes, the trust and investors. Provide a chart showing the relationships.

8. In addition, please contrast the purchasing and ownership experience of an accredited investor holding a Certificate with a retail investor holding a Note.

9. We note your response to comment 11 of our letter dated June 26, 2014 where you refer to "potentially a technical violation of Section 5" in connection with the filing of 424 prospectus supplements that include Notes in excess of the amount you have registered. The staff continues to consider this response and may have further comment.

Transactions with Related Persons, page 96

10. Revise your disclosure in the second paragraph to represent, if true, that the purchases made by related parties were conducted on terms and conditions that were not more favorable than those obtained by investors not related to LendingClub.

Principal Securityholders, page 100

11. Revise to provide beneficial ownership information that is current as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Exhibit 5.1

12. We note your response to comment 14 of our letter dated June 26, 2014 and reissue with respect to subsection (b) of that comment. It does not appear that you have made the requested changes.

Form 10-K for the Year Ended December 31, 2013

Item 11. Executive Compensation

Summary Compensation Table, page 68

13. We note your response to comment 17 of our letter dated June 26, 2014. The Financial Reporting Manual and Regulation S-X do not apply to disclosure required by Regulation S-K. Therefore, we do not agree that nine months qualifies as a full fiscal year for purposes of Item 402 of Regulation S-K. Please file an amended 10-K with the requested revisions.

14. We note your response to comment 18 of our letter dated June 26, 2014. Since your executive compensation disclosure for fiscal year 2012 included numerous errors, please explain (1) why you did not amend the inaccurate disclosure and (2) how you concluded that your disclosure controls and procedures were effective for the relevant periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn S. McHale

Kathryn S. McHale
Senior Staff Attorney